                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              Willbros Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    969199108
     -----------------------------------------------------------------------
                                 (CUSIP Number)


                              Yorktown Partners LLC
                       410 Park Avenue, New York, NY 10022
                                 (212) 515-2100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 1999
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13-7(b) for other parties to whom copies are to be sent.



                       (Continued on the following pages)


                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D

-------------------------                                      -----------------
     CUSIP NO. 969199108                                       Page 2 of 8 Pages
-------------------------                                      -----------------


             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Yorktown Partners LLC
             13-3958089
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                        / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   1,051,000
                          ------------------------------------------------------
     BENEFICIALLY

     OWNED BY EACH         8       SHARED VOTING POWER

       REPORTING                   0
                          ------------------------------------------------------
        PERSON             9       SOLE DISPOSITIVE POWER

         WITH                      1,051,000
                          ------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   0
                          ------------------------------------------------------


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,051,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                    / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------                                     -----------------
     CUSIP NO.  969199108                                      Page 3 of 8 Pages
--------------------------                                     -----------------

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Yorktown Energy Partners III, L.P.
             13-3960615
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                        (b) /x/
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                        / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   1,051,000
                         -------------------------------------------------------
      BENEFICIALLY         8       SHARED VOTING POWER

       OWNED BY                    0
         EACH            -------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
       REPORTING
                                   1,051,000
        PERSON           -------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
         WITH
                                   0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,051,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                 / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                                       -----------------
     CUSIP NO. 969199108                                       Page 4 OF 8 PAGES
------------------------                                       -----------------

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Yorktown III Company LLC
             13-3958088
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                        (b) /x/
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                        / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   1,051,000
                         -------------------------------------------------------
      BENEFICIALLY         8       SHARED VOTING POWER

       OWNED BY                    0
         EACH            -------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
       REPORTING
                                   1,051,000
        PERSON           -------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
         WITH
                                   0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,051,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                 / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                                       -----------------
     CUSIP NO. 969199108                                       Page 5 of 8 Pages
------------------------                                       -----------------


ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D dated May 7, 1999 ("Schedule 13D") is filed with the Securities and Exchange Commission by Yorktown Partners LLC, a Delaware limited liability company, and certain of its affiliates. This filing of Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or any amendment thereto is required to be filed.

         The securities to which this Schedule 13D relates is the common stock, par value $.05 per share (the "Shares"), of Willbros Group, Inc., a corporation incorporated under the laws of the Republic of Panama (the "Issuer"). The principal executive offices of the Issuer are located at Dresdner Bank Building, 50th Street, 8th Floor, P.O. Box 850048, Panama 5, Republic of Panama.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by Yorktown Partners LLC, a Delaware limited liability company ("Yorktown"), Yorktown Energy Partners III, L.P., a Delaware limited partnership ("Partnership III"), and Yorktown III Company LLC, a Delaware limited liability company ("GP III"). GP III is the general partner of Partnership III, and Yorktown is the investment manager of Partnership III. Each of Partnership III and GP III are referred to herein individually as a "Yorktown Affiliate," and collectively as the "Yorktown Affiliates."

         The principal business of Partnership III is investing in investment securities of energy companies. The principal business of GP III is serving as the general partner of Partnership III. The principal business of Yorktown is serving as investment manager of Partnership III and certain other entities. The principal office of Yorktown and each of the Yorktown Affiliates is 410 Park Avenue, New York, NY 10022.

         The controlling members and executive officers of Yorktown and each of the Yorktown Affiliates are Messrs. Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel and Thomas R. LaCosta. Each of such persons is a United States citizen, and the present principal occupation or employment of each such person is as a principal of Yorktown Partners LLC. The business address of each of Messrs. Lawrence, Keenan, Leidel and LaCosta is 410 Park Avenue, New York, NY 10022.

         Within the past five years, none of Yorktown or the Yorktown Affiliates, or to the best knowledge of Yorktown and the Yorktown Affiliates, no other person named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

                                  SCHEDULE 13D
------------------------                                       -----------------
     CUSIP NO. 969199108                                       Page 6 of 8 Pages
------------------------                                       -----------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All of the 1,051,000 Shares reported herein were acquired for cash in the aggregate amount of approximately $6,095,800, inclusive of brokerage commissions. The source of such funds was the contributed capital of Partnership III.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares were purchased to acquire an equity interest in the Issuer in pursuit of specified investment objectives of Partnership III. Yorktown and the Yorktown Affiliates may continue to have Partnership III purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at a price that they consider to be attractive and other investment opportunities that may be available to Partnership III.

         None of Yorktown or the Yorktown Affiliates has any present plan or proposal which relates to or would result in: (i) any extraordinary corporate transaction such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of or involving the Issuer or any of its subsidiaries, (ii) any change in the Issuer's present Board of Directors or management, (iii) any material change in the Issuer's present capitalization or dividend policy, (iv) any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or bylaws, (vi) the Issuer to be delisted from a national securities exchange or the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (viii) any similar action.

         Peter A. Leidel, a principal of Yorktown and the Yorktown Affiliates, is a member of the Board of Directors of the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) Partnership III owns, and GP III and Yorktown beneficially own as general partner and investment manager, respectively, of Partnership III, 1,051,000 Shares, or approximately 8.1% of the outstanding Shares of the Issuer.

                  Mr. Lawrence beneficially owns 18,618 Shares; Mr. Keenan beneficially owns 10,653 Shares; Mr. Leidel beneficially owns 4,000 Shares; and Mr. LaCosta beneficially owns 2,200 Shares. Each such person beneficially owns less than one percent of the outstanding Shares.

         (b) Each of the aforementioned entities and persons has sole power to vote and to dispose of the Shares so indicated above.

                                  SCHEDULE 13D

------------------------                                       -----------------
     CUSIP NO. 969199108                                       Page 7 of 8 Pages
------------------------                                       -----------------


       (c) In the past 60 days, Partnership III has made the following purchases of Shares. All such purchases were made for cash in open market transactions.

Date                    Number of Shares Purchased           Aggregate Price
----                    --------------------------           ---------------

April 14, 1999                      51,000                    $  295,800
May 6, 1999                        500,000                    $3,025,000
May 7, 1999                        250,000                    $1,387,500
May 11, 1999                       250,000                    $1,387,500

         (d) Except as set forth in this Schedule 13D, to the best knowledge of Yorktown and the Yorktown Affiliates, none of Yorktown, the Yorktown Affiliates or any other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

         (e)      Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement, dated as of May 17, 1999, among Yorktown Partners LLC, Yorktown Energy Partners III, L.P. and Yorktown III Company LLC relating to the filing of a joint statement on Schedule 13D.

                                  SCHEDULE 13D

------------------------                                       -----------------
     CUSIP NO. 969199108                                       Page 8 of 8 Pages
------------------------                                       -----------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             YORKTOWN PARTNERS LLC


Date:  May 17, 1999                          By:   /s/ Peter A. Leidel
                                                   -----------------------------

                                                   Name:      Peter A. Leidel
                                                   Title:     Member


                                             YORKTOWN ENERGY PARTNERS III, L.P.

                                             By:    Yorktown III Company LLC
                                             Its:   General Partner


Date:  May 17, 1999                          By:   /s/ Peter A. Leidel
                                                   -----------------------------

                                                   Name:      Peter A. Leidel
                                                   Title:     Member

                                             YORKTOWN III COMPANY LLC


Date:  May 17, 1999                          By:   /s/ Peter A. Leidel
                                                   -----------------------------

                                                   Name:      Peter A. Leidel
                                                   Title:     Member

                                  EXHIBIT INDEX


         1. Joint Filing Agreement, dated as of May 17, 1999, among Yorktown Partners LLC, Yorktown Energy Partners III, L.P. and Yorktown III Company LLC relating to the filing of a joint statement on Schedule 13D.